BRIDGES INVESTMENT FUND, INC.

AMENDMENT NO. 3
TO
BY-LAWS

ARTICLE II, MEETINGS OF SHAREHOLDERS, Section 2

Article II, Section 2 shall be amended to read in its entirety as follows:

In accordance with Article XVI of the Corporation's Articles of Incorporation and Neb. Rev. Stat. Section 21-2051(4), the Corporation shall not be required to hold an annual meeting of shareholders pursuant to Neb. Rev. Stat. Section 21-2051(1), unless the holding of an annual meeting of shareholders is otherwise required by the Corporation’s Articles of Incorporation or the Investment Company Act and the rules and regulations thereunder.  The Corporation Board of Directors shall, with the assistance of Corporation legal counsel, annually determine whether to hold an annual meeting of shareholders.  In the event the Board of Directors determines to hold an annual meeting of shareholders, such annual meeting shall be held at such date and time as the Board of Directors shall determine, provided such date is no longer than six months following the end of the Corporation’s fiscal year, or fifteen months after the Corporation’s last annual meeting.  If such annual meeting is held, at such annual meeting, the shareholders shall elect a Board of Directors and may transact such other business as may be properly brought before the meeting.  Any business of the Corporation may be transacted at the annual meeting without being specially designated in the notice, except such business as is specifically required by law to be stated in the notice.”

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This Amendment No. 3 to the By-Laws of the Corporation has been unanimously approved by the Board of Directors of the Corporation via written consent effective as of January 16, 2009.